UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PHI, Inc.

(Name of Issuer)

Voting Common Stock, $0.10 par value

(Title of Class of Securities)

69336T106

(CUSIP Number)

Al A. Gonsoulin

4655 Sweetwater Boulevard

Suite 300

Sugarland, TX 77479

Telephone: 800-804-9003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box â–¡.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336T106 1

(1)	Names of Reporting Persons. Al A. Gonsoulin
(2)	Check the Appropriate Box if a Member of a Group (a) N/A (b) N/A
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A
(6)	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0 shares
	(8)	Shared Voting Power: N/A
	(9)	Sole Dispositive Power: 0 shares
	(10)	Shared Dispositive Power: N/A
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person: 0 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Person Reporting (See Instructions): IN

This Amendment No. 5 to Schedule 13D relates the voting common stock, par value $0.10 per share (“Voting Common Stock”), of PHI, Inc., a Louisiana corporation (“PHI”), and amends the Schedule 13D filed by the Reporting Person on June 14, 2006 (as amended by Amendment No. 1 filed on December 9, 2010, Amendment No. 2 filed on December 4, 2012, and Amendment No. 3 filed on March 23, 2015, and Amendment No. 4 filed on June 3, 2016, the “Initial Statement”). Except as specifically amended by this Amendment No. 5, the Initial Statement remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby revised as follows:

On March 14, 2019, PHI and its principal U.S. subsidiaries (together with PHI, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code. On August 2, 2019, the Bankruptcy Court issued a written order (the “Confirmation Order”) approving the Debtors’ Third Amended Joint Plan of Reorganization, as modified by the Confirmation Order (the “Confirmed Plan”). On August 29, 2019, the Bankruptcy Court issued a written order approving the Debtors supplemental motion to modify the Confirmed Plan (as modified, the “Plan”) to provide for the cashing out of holders of less than 250 shares of Old PHI common stock. On September 4, 2019 (the “Effective Date”), the Plan became effective in accordance with its terms, and the Debtors emerged from the Chapter 11 Cases. In connection with the Plan, all of PHI’s outstanding equity interests, including shares of its voting common stock, par value $0.10 per share (the “Old Common Stock”), previously beneficially owned by Al A. Gonsoulin, are no longer be outstanding and were cancelled, retired, extinguished, and deemed terminated as of the Effective Date.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby revised as follows:

As of the Effective Date, Mr. Al A. Gonsoulin no longer serves as a member of the board of directors or as an executive officer of PHI and no longer holds any equity interests in PHI.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(e) of the Initial Statement is hereby revised to read as follows:

(a) See Items 7-11 of the cover page.

(b) See Items 7-11 of the cover page.

(c) Al A. Gonsoulin has not conducted any equity transactions in securities of PHI during the past 60 days, except for the cancellation of equity interests reported in item 3 above.

(d) Not applicable.

(e) Al A. Gonsoulin ceased to be the beneficial owner of more than 5% of any class of PHI’s equity securities on the Effective Date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that as of September 4, 2019, the date of the event which requires the filing of this Amendment, the information set forth in this statement is true, complete and correct.

Dated this 4th day of September, 2019.

/s/ Kenneth J. Najder
Name:	Al A. Gonsoulin
By:	Kenneth J. Najder, Attorney-in-Fact*

*The Power of Attorney given by Mr. Gonsoulin was previously filed with the U.S. Securities & Exchange Commission on May 8, 2017 as an exhibit to a statement on Form 4 filed by Mr. Gonsoulin with respect to PHI, Inc. and is hereby incorporated by reference.